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SEC

19010554

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-20955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gregory J. Schwartz & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 West Maple Rd.
(No. and Street)

Bloomfield Hills (City) MI (State) 48301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward A. Schwartz (248)644-2701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A (Address) Frankfort (City) (State) 60423 (Zip Code)

SEC Mail Processing Section
MAY 30 2019
Washington DC
408

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward A. Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gregory J. Schwartz & Co. Inc., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GABRIEL BESHARA
NOTARY PUBLIC
COUNTY OF OAKLAND
My Comm. Expires
March 24, 2021
Acting in the County of
Oakland
STATE OF MICHIGAN

Edward A. Schwartz
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Gregory J. Schwartz & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gregory J. Schwartz & Co., Inc., (the "Company") as of March 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gregory J. Schwartz & Co., Inc. as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Gregory J. Schwartz & Co., Inc.'s auditor since 1995.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 23, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

ASSETS

Cash and cash equivalents	$ 1,232,392
Commissions receivable	1,253,399
Receivable from broker/dealers	825,893
Securities owned, at fair value	329
Related party receivables	22,408
Other assets	23,524
TOTAL ASSETS	$ 3,357,945

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,169
Commissions and other compensation payable	1,964,848
Profit sharing contribution payable	194,968
Total Liabilities	$ 2,162,985
SHAREHOLDER'S EQUITY	
Common stock	$ 14,000
Additional paid-in capital	696,000
Retained earnings	484,960
Total Shareholder's Equity	$ 1,194,960
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,357,945

The accompanying notes are an integral part of this financial statement.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2019

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Gregory J. Schwartz & Co., Inc. (the "Company") was incorporated in the state of Michigan on August 4, 1976. The Company is a wholly-owned subsidiary of Schwartz Holdings, LLC. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue - Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of April 1, 2018.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Revenue derived from the sale of limited partnership units on contingent offerings is recognized at the time the limited partnership's escrow agent distributes sales commissions to the Company.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at three financial institutions and the balances at times may exceed the federally insured limit. The Company has not experienced any losses as a result.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2019.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value certain assets included in receivable from broker/dealers on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned, which consist of equity securities.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2019, the Company's net capital and required net capital were $645,691 and $144,199 respectively. The ratio of aggregate indebtedness to net capital was 335%.

NOTE 4 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

NOTE 5 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2019, were as follows:

Preferred stock, $100 par value, non-voting, cumulative, and redeemable at $100 per share; 500 shares authorized: none issued and outstanding

Common stock, $1 par value; 50,000 shares authorized; 14,000 shares issued and outstanding.

NOTE 6 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan, which is integrated with social security, covering substantially all of its employees. The plan includes a provision under Internal Revenue Code Section 401(k) whereby participants may contribute to the plan. The Company makes a 3% minimum safe harbor contribution based on participant eligibility and gross wages. The Company contributions for the profit-sharing and safe harbor portion totaled $139,573 for the year ended March 31, 2019.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

In order to execute and process the aforementioned, as well as other securities transactions, the Company, in February 2016, renewed an agreement with another broker/dealer (Clearing Broker/Dealer) which stays in effect through July, 2022 (initial term), whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/Dealer on the Company's behalf. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/Dealer to ensure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the minimum revenue requirement per calendar quarter to the Clearing Broker/Dealer is $9,000 and, should the Company terminate the agreement, the Company must pay $3,000 for every month remaining in the initial term or any renewal term. Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 8 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Schwartz Holdings, LLC (SH LLC). Through common ownership the Company is also affiliated with Bloomfield Town Center, LLC (BTC), Schwartz Land Company, LLC (doing business as Offices at Maple/Lahser), Schwartz Financial Group, Inc. (SFG), AHSFGI, LLC, Schwartz Benefit Services, LLC, Schwartz Investment Counsel, Inc., Stag Group, LLC, AGW Associates, The B.A.C.O.N. Investment Club L.L.C. and Mi Community Bancorp PP (Mi Bank – a registered bank). In addition, SFG and an officer of the Company are the general partners or managing members of several limited partnerships and limited liability companies.

During the year ended March 31, 2019, the Company paid $235,708 to SH LLC for lease of its premises. The payments for the lease are made by SH LLC to BTC. The lease agreement is month-to-month.

The Company paid an officer and shareholder of the Company $12,000 for the use of office space during the year ended March 31, 2019. The lease terms are month-to-month.

The Company received $159,024 from affiliated companies for reimbursements of clerical and other payroll related expenses incurred on their behalf during the year ended March 31, 2019. These reimbursements are included in the statement of income in compensation expense and other expense. At March 31, 2019, $22,408 was receivable regarding the aforementioned arrangement, from these affiliated companies.

During the year ended March 31, 2019, the Company earned $60,589 in commissions for sales of the Ave Maria family of funds shares. Of that amount, $14,360 was receivable at March 31, 2019 and is included in "Commissions receivable" on the statement of financial condition. Ave Maria Funds are mutual funds managed by Schwartz Investment Counsel, Inc. In addition, the Company earned $13,240 in fees from The Stag Group LLC. Of that amount, $4,148 was receivable at March 31, 2019 and is included in "Commissions receivable" on the statement of financial condition.

The Company earned $1,154,162 in private placement commissions on sales of ownership units in Mi Bank.

NOTE 8 - RELATED PARTY TRANSACTIONS - *(Continued)*

Effective March 1, 2010 (and amended June 26, 2014), the Company entered into an expense sharing agreement with SH LLC. According to terms of the agreement, SH LLC will provide the Company with certain management and consulting services. In addition, SH LLC will pay certain overhead expenses on behalf of the Company. In return for these services, the Company has agreed to pay fees and other reimbursements to SH LLC. This agreement may be terminated with or without cause by either party with written notification. Included on the Statement of Operations is $1,366,724 paid to SH LLC under this agreement, as follows:

Occupancy	$ 235,708
Communications	160,640
Travel and promotion	185,079
Management fees	487,937
Other	297,360
Total	$ 1,366,724

NOTE 9 - CONTINGENCY

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regards to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at March 31, 2019.